UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NICHOLS RESEARCH CORP.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

653818104
(CUSIP Number)


Check the following box if a fee is being paid with this
statement     .  (A fee is not required only if the filing
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See
Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act by shall be subject to all other provisions of the Act (however, see the Notes).

1
NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Brinson Partners, Inc.
36-3664388

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

a
b	X

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH

5
SOLE VOTING POWER
246,233 shares

6
SHARED VOTING POWER
- -0-

7
SOLE DISPOSITIVE POWER
246,233 shares

8
SHARED DISPOSITIVE POWER
- -0-

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

246,233 shares

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.1 %

12
TYPE OF REPORTING PERSON*

CO IA

* SEE INSTRUCTION BEFORE FILLING OUT!

1
NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Brinson Trust Company
36-3718331

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

a
b	X

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH

5
SOLE VOTING POWER
356,070 shares

6
SHARED VOTING POWER
- -0-

7
SOLE DISPOSITIVE POWER
356,070 shares

8
SHARED DISPOSITIVE POWER
- -0-

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

356,070 shares

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.9%

12
TYPE OF REPORTING PERSON*

BK

* SEE INSTRUCTION BEFORE FILLING OUT!

1
NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Brinson Holdings, Inc.
36-3670610

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

a
b	X

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH

5
SOLE VOTING POWER

- -0-

6
SHARED VOTING POWER

- -0-

7

SOLE DISPOSITIVE POWER
- -0-

8
SHARED DISPOSITIVE POWER
- -0-

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

None except indirectly through Brinson Partners, Inc., a wholly-owned subsidiary, and Brinson Trust Company, a wholly-owned subsidiary of Brinson Partners, Inc. (see item 4 hereof).

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

- -0-

12
TYPE OF REPORTING PERSON*

CO HC

* SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a) Name of Issuer:
Nichols Research Corp. (the "Company")

Item 1(b) Address of Issuer's Principal Executive Offices:
4040 Memorial Pkwy South
Huntsville, AL  35802

Item 2(a) Name of Person Filing:
Brinson Partners, Inc. ("BPI") is filing this statement on
behalf of itself, Brinson Trust Company ("BTC") and
Brinson Holdings, Inc. ("BHI").  BPI is a wholly-owned
subsidiary of BHI.  BTC is a wholly-owned subsidiary of
BPI.   Exhibit I hereto contains the agreement of BPI, BTC
and BHI to file a joint disclosure statement on Schedule
13G.

Item 2(b) Address of Principal Business:
Each of BPI, BTC and BHI's principal business office is located at:
209 South LaSalle, Chicago, Illinois  60604-1295

Item 2(c) Citizenship:
BPI is a corporation under the laws of Delaware.
BHI is a corporation under the laws of Delaware.
BTC is a corporation under the laws of Illinois.

Item 2(d) Title of Class of Securities:
Common Stock (the "Common")

Item 2(e) CUSIP Number:
653818104

Item 3 Type of Person Filing:
Brinson Partners, Inc. is an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.
Brinson Trust Company is a bank in accordance with section
240.13d-1(b)(1)(ii)(B), and Brinson Holdings, Inc. is a
Parent Holding Company in accordance with section 240.13d-
1(b)(1)(ii)(G) of the Exchange Act.

Item 4 Ownership:
See Items 5-11 of pages two, three and four hereof.

Item 5 Ownership of Five Percent or Less of a Class:
Not Applicable

Item 6 Ownership of More than Five Percent on Behalf of
Another Person:
Not Applicable

Item 7 Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the
Parent Holding Company:
Not Applicable

Item 8 Identification and Classification of Member of the
Group:
Not Applicable

Item 9 Notice of Dissolution of Group:
Not Applicable

Item 10 Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 8,1994

EXHIBIT 1
AGREEMENT

Pursuant to Rule 13D-1(F)(1) of the Securities and Exchange Commission, the undersigned agrees that the statement on Schedule 13G (including all amendments thereto) with respect to the Common Stock of Nichols
Research Corp. to which this agreement is attached is to be filed on behalf of each of the undersigned and that Brinson Partners, Inc. is hereby authorized to sign and file any and all required amendments to such Schedule 13G.

Date:  November 8 1994

BRINSON PARTNERS, INC.
BRINSON TRUST COMPANY
BRINSON HOLDINGS, INC.

By:	Samuel W. Anderson as Vice President of each of the
above Companies